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          APPLICATION FOR EXTENSION OF TIME FOR FURNISHING INFORMATION
                 PURSUANT TO SECTION 13 OF EXCHANGE ACT OF 1934

                    U.S. SECURITIES AND EXCHANGE COMMISSION
                                WASHINGTON, D.C.


                                  FORM 12B-25
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                          NOTIFICATION OF LATE FILING
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                             SEC FILE NUMBER 1-6110
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                                  FORM 10-QSB
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                      FOR PERIOD ENDED SEPTEMBER 30, 1997
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                                     PART I
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Full Name of Registrant:   International Resort Developers, Inc.

Address of Principal Executive Office:   1801 West End Avenue, Suite 1110,
                                         Nashville, Tennessee 37203

                                    PART II
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The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.

The subject Form 10-QSB will be filed on or before the fifth calendar day following the prescribed due date.

                                    PART III
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The subject report could not be filed within the prescribed period, without unreasonable effort or expense, due to numerous pending corporate changes, including pending changes in the articles of incorporation, requiring updated information in the Form 10-QSB.

                                    PART IV
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1)  Name and telephone number of person to contact in regard to this notification:
    Pieter Oosthuizen, Tel:  615-329-3300




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2)  Have all other periodic reports required under section 13 or 15(d) of the
    Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?

                                      YES

3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earning statements to be included in the subject report or portion thereof?

                                      YES

                In the quarter ending September 30, 1997, the Company accrued a gross profit of $1,698,036 from the sale of its subsidiary, Ensenada Cruiseport Village, S.A. de C.V., resulting in net income for the quarter (after other expenses) of approximately $1,660,436. This compares with a net loss of $206,293 in the quarter ending September 30, 1997, and a net loss of $705,684 for the fiscal year ended June 30, 1997.

                     INTERNATIONAL RESORT DEVELOPERS, INC.

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:    11/17/97                   By:/s/ Pieter Oosthuizen
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                                       Pieter Oosthuizen, President